Exhibit (a)(1)(P)

From:	Sandi Kerentoff

To:	[Eligible Optionholder]

Date:	[April 16, 2009]

Re:	Expiration of Exchange Offer and Confirmation of Acceptance of Election to Participate in Exchange Offer

The Hughes Communications, Inc. (the “Company”) offer to exchange (the “Exchange Offer”) certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2006 Equity and Incentive Plan, as amended (the “Amended Plan”), expired at 8:00 a.m. Eastern Time on April 16, 2009. Pursuant to the Exchange Offer, Eligible Optionholders tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 546,900 shares of the Company’s common stock from 332 participants, representing 100% of the total shares of the Company’s common stock underlying options eligible for exchange in the Exchange Offer. On April 16, 2009, the Company granted New Options to Eligible Optionholders to purchase an equal number of shares of the Company’s common stock in exchange for the cancellation of the tendered and accepted Eligible Options.

We confirm with this communication that we have accepted your election to participate in the Exchange Offer and have cancelled all your Eligible Options that you have properly tendered for exchange pursuant to the Exchange Offer.

Subject to the terms and conditions of the Exchange Offer, the Amended Plan and the applicable award agreement, you now have the right to receive New Options with the following terms:

New Options

New Option Grant Date	New Option Expiration Date	Number of New Options	Exercise Price (per share)	Vesting Dates	Percentage Vesting
April 16, 2009	April 16, 2019	[ ]	$14.47	April 16, 2011	50%
				April 16, 2012	25%
				April 16, 2013	25%

You will be receiving the grant documentation memorializing your New Options and instructions for completing the grant documentation.

If you have any questions, please send an email to Option Exchange@Hughes.com or contact Sandi Kerentoff by calling (301) 428-5810. You will have the ability to leave a voice message on this extension.